UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2025

Commission File Number: 001-41985

Murano Global Investments PLC
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of registrant’s name into English)

25 Berkeley Square
London W1J 6HN
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F

☐ Form 40-F

Contents

MURANO GLOBAL INVESTMENTS PLC (“Murano PubCo”) hereby submits certain financial information concerning its subsidiaries, including unaudited interim financial statements for the period ended June 30, 2025.

Exhibit Index

Exhibit No.	Description
99.1	Condensed Interim Consolidated Financial Statements of Murano PV, S.A. de C.V. and subsidiaries as of June 30, 2025 and for the six-month periods ended June 30, 2025 and 2024.

99.2	Condensed Interim Financial Statements of Fideicomiso Irrevocable de Emisión, Administración y Pago No. CIB/4323 as of June 30, 2025, and for the six-month period ended June 30, 2025.

99.3	Condensed Interim Financial Statements of Fideicomiso Murano 2000 No. CIB/3001 as of June 30, 2025 and for the six-month periods ended June 30, 2025 and 2024.

99.4	Condensed Interim Financial Statements of Fideicomiso Irrevocable de Administración No. CIB/3224 as of June 30, 2025 and for the six-month period ended June 30, 2025.

99.5	Condensed Interim Financial Statements of Operadora Hotelera GI, S.A. de C.V. as of June 30, 2025 and for the six-month periods ended June 30, 2025 and 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Murano Global Investments PLC
(Registrant)

Date: September 30, 2025	By:	/s/ Oscar Jazmani Mendoza Escobar
Name: Oscar Jazmani Mendoza Escobar
Title: Chief Financial Officer